United States securities and exchange commission logo





                            July 1, 2021

       Rufina Adams
       Chief Financial Officer
       Nebula Caravel Acquisition Corp.
       Four Embarcadero Center, Suite 2100
       San Francisco, CA 94111

                                                        Re: Nebula Caravel
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 21, 2021
                                                            File No. 333-253110

       Dear Ms. Adams:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2021 letter.

       Amendment No. 3 to Form S-4 Filed June 21, 2021

       Certain U.S. Federal Income Tax Consequences, page 153

   1. We note your response to prior comment 3. Please revise the section entitled "Certain U.S.
                                                        Federal Income Tax
Consequences" to clearly provide the opinion of counsel with respect to the treatment of the
merger under Section 368(a) of the Code. In this regard, we note that your disclosure in
the first paragraph of the sub-section entitled "Tax Consequences of the Merger" states
that your counsel "has delivered an opinion that the merger will qualify as a
reorganization." However, the opinion filed as exhibit 8.1 states that the opinion is provided in
the Tax Consequences section of the prospectus. Neither the Tax
                                                        Consequences section
nor exhibit 8.1 provides the opinion of counsel. Please provide the opinion of counsel in
short-form or long-form with your next amendment.
 Rufina Adams
Nebula Caravel Acquisition Corp.
July 1, 2021
Page 2
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cost of Revenue, page F-15

2. We have reviewed your response to comment 4. We note that your Cost of Revenue line item includes the cost of third-party background checks for pet care providers, and your
      Operations and Support line item includes personnel-related costs for
Rover   s service
      operations team and third-party service providers associated with onboarding new pet service providers, quality and fraud checks of new pet service provider profiles. Please address each of the following:

             Please clarify whether or not your Cost of Revenue line item includes any personnel-
           related costs.
             Please explain the difference between the cost of third-party background checks for pet care providers and fraud checks for new pet service provider profiles and your accounting policy for classifying each cost in your income statement.
3. With respect to your income statement classification of depreciation and amortization, it continues to be unclear why the amortization of your tradenames, pet parent relationships, and pet service provider relationships intangible assets is not a type of either Cost of
      Revenue or Operations and Support given that these assets arose as part of your plans to expand your operations and increase your customer base opportunities. Please further clarify your conclusion and consider SAB Topic 11:B in your response.
Item 21. Exhibits and Financial Statement Schedules
Exhibit 23.3, page II-3

4. The audit report date of May 6, 2021 in the auditors' consent does not agree to the audit report date of June 21, 2021 on page F-60. Please revise for consistency in your next amendment.
       You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameRufina Adams
                                                            Division of
Corporation Finance
Comapany NameNebula Caravel Acquisition Corp.
                                                            Office of Trade &
Services
July 1, 2021 Page 2
cc:       Atif Azher
FirstName LastName